Filed pursuant to Rule 433(d)
Registration Statement No. 333-154876

Media		Investors
Julia Bernard	Mary Eshet	Emily Janowski
415-222-3858	704-383-7777	415-396-4496

Wells Fargo Common Stock Offering Raises $8.6 Billion
All Additional Shares Available Purchased in One Day

SAN FRANCISCO, May 8, 2009 – Wells Fargo & Company (NYSE: WFC) said today that underwriters in Wells Fargo’s public offering of 341 million shares of common stock have fully exercised their option to purchase an additional 51.150 million shares. This represents 15 percent of the shares purchased in the original offering.

The combination of the original offering of 341 million shares of common stock plus the additional 51.150 million shares results in a total offering of 392.15 million shares of common stock valued at $8.6 billion.

“Our common stock offering was heavily oversubscribed, reflecting, in our view, confidence on the part of both institutional and retail investors in Wells Fargo's business model and financial strength,” said Chief Financial Officer Howard Atkins. “Our focus continues to be on keeping credit flowing in the US economy, building our company profitably as we have always done, integrating Wachovia – which is proceeding on track – and continuing to build capital by earning it.”

The offering is expected to be complete and proceeds received May 13, 2009. The original offering was announced May 7 and priced today.

J.P. Morgan Securities Inc. is acting with Wachovia Securities as joint bookrunning managers for the offering.

Copies of the registration statement (including the base prospectus), the prospectus supplement and other documents Wells Fargo has filed with the SEC containing more complete information about Wells Fargo and the offering are available for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Wells Fargo, any underwriter or any dealer participating in the offering will arrange to send investors the prospectus if requested by contacting J.P. Morgan Securities Inc., 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, Attention:

Prospectus Department, 718-242-8002, or by contacting Wachovia Capital Markets, LLC, Attn: Equity Syndicate Dept., 375 Park Avenue, New York, NY 10152, 1-800-326-5897, equity.syndicate@wachovia.com.

This news release shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This news release contains statements that do not directly or exclusively relate to historical facts. These types of statements are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements rely on assumptions and are subject to risks, uncertainties and other factors that could cause Wells Fargo’s actual results to differ materially from expectations. You should read and interpret any forward-looking statements together with the risk factors contained under the caption “Risk Factors” in the prospectus supplement for the offering to which this release relates and Wells Fargo’s other SEC filings. Any forward-looking statement speaks only as of the date on which that statement is made. Wells Fargo will not update any forward looking statement to reflect events or circumstances that occur after the date on which the statement is made.

Wells Fargo & Company is a diversified financial services company with $1.3 trillion in assets, providing banking, insurance, investments, mortgage and consumer finance through more than 10,400 stores, over 12,000 ATMs and the internet across North America and internationally.

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